Exhibit 99.1

CollPlant Holdings Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on June 6, 2019

The extraordinary general meeting of shareholders of CollPlant Holdings Ltd. (the “Company”) will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on June 6, 2019, at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve an amendment to the Company’s articles of association to allow for the elimination of the position of external director;

2.	To approve a reverse share split of the Company’s ordinary shares at a ratio of 1-for-50 and to amend the Company’s memorandum of association and articles of association accordingly;

3.	To approve a new compensation policy for the Company’s directors and officers, in accordance with the requirements of the Israeli Companies Law of 1999;

4.	To approve the grant of options exercisable into ordinary shares of the Company to the members of the board of directors;

5.	To approve a services agreement with the Company’s new Chairman of the board of directors, Jonathan Rigby;

6.	To approve an extension to the exercise period of certain options granted to the Company’s former Chairman of the board of directors, David Tsur, for a period of three months ending July 31, 2019;

7.	To approve revisions to the terms of employment of Yehiel Tal, the Company’s Chief Executive Officer; and

8.	To approve a change in the Company’s name to “CollPlant Biotechnologies Ltd.” and to amend the Company’s Memorandum and Articles accordingly.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.03 per share, and holders of American Depositary Shares (“ADSs”), each representing 50 ordinary shares, issued by The Bank of New York Mellon (“BNY Mellon”) by the close of business on May 9, 2019 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The board of directors recommends that you vote “FOR” each of the proposals.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange Ltd. (“TASE”), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than June 6, 2019, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the TASE and who did not convert their ordinary shares to ADSs, who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The board of directors recommends the Company’s shareholders vote “FOR” all of the proposals on the agenda of the General Meeting, which are described in the attached Proxy Statement.

Sincerely,

Jonathan Rigby
Chairman of the Board of Directors

CollPlant Holdings Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.03 per share, and to holders of American Depository Shares (“ADSs”), each representing 50 ordinary shares issued by The Bank of New York Mellon (“BNY Mellon”), of CollPlant Holdings Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company of proxies for use at the extraordinary general meeting of shareholders (the “General Meeting”), to be held on June 6, 2019, at 10:00 a.m., Israel time, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve an amendment to the Company’s articles of association to allow for the elimination the position of external director;

2.	To approve a reverse share split of the Company’s ordinary shares at a ratio of 1-for-50 and to amend the Company’s memorandum of association and articles of association accordingly;

3.	To approve a new compensation policy for the Company’s directors and officers, in accordance with the requirements of the Israeli Companies Law of 1999 (the “Companies Law”);

4.	To approve the grant of options exercisable into ordinary shares of the Company to the members of the board of directors;

5.	To approve a services agreement with the Company’s new Chairman of the board of directors, Jonathan Rigby;

6.	To approve an extension to the exercise period of certain options granted to the Company’s former Chairman of the board of directors, David Tsur, for a period of three months ending July 31, 2019;

7.	To approve revisions to the terms of employment of Yehiel Tal, the Company’s Chief Executive Officer; and

8.	To approve a change in the Company’s name to “CollPlant Biotechnologies Ltd.” and to amend the Company’s Memorandum and Articles accordingly.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than May 30, 2019.

Board Recommendation

The board of directors recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on May 9, 2019 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on April 5, 2019, the Company had outstanding 190,735,668 ordinary shares, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon as depositary, and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange (the “TASE”), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on June 6, 2019, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the TASE and who did not convert their ordinary shares to ADSs, who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Voting instructions cards are being distributed to ADS holders on or about May 15, 2019. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares (including ordinary shares represented by ADSs) shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the board of directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of each of Proposals No. 1, 2, 4 and 8 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of each of Proposals No. 3 and 5 through 7 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

Under the Companies Law, each shareholder that attends the General Meeting in person shall, prior to exercising such shareholder’s voting rights at the General Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of each of Proposals No. 3 and 5 through 7 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of each of Proposals No. 3 and 5 through 7. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of each of Proposals No. 3 and 5 through 7. Shareholders who do not so indicate will not be eligible to vote their ordinary shares as to such proposals.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 4 Oppenheimer St, Weizmann Science Park, Rehovot 7670104, Israel, not later than ten days before the General Meeting date (i.e., May 27, 2019).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT

YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

APPROVAL OF AN AMENDMENT TO THE ARTICLES OF ASSOCIATION TO ALLOW FOR THE ELIMINATION OF THE POSITION OF EXTERNAL DIRECTOR

The Companies Law provides that a public company, such as the Company, is required to appoint at least two external directors to its board of directors. As a general rule, external directors are directors who have no affiliation with the relevant company, its controlling shareholder or entities controlled by the controlling shareholder and are elected by the company’s shareholders by a special majority. Accordingly, the Company has appointed Dr. Gili Hart and Dr. Elan Penn as external directors. Nevertheless, the Israeli Companies Regulations (Relief for Companies Whose Securities are Listed for Trade on a Foreign Stock Exchange) of 2000 (the “Relief Regulations”) provide that a board of directors of an Israeli company, whose shares are registered for trading on certain stock exchanges (including the Nasdaq Capital Market, such as the Company) that does not have a controlling shareholder and complies with the law of the foreign state as it applies to companies that are incorporated in that state with respect to the appointment of independent directors and the composition of the audit and compensation committees, can determine that provisions of the Companies Law relating to external directors (including the obligation to appoint external directors) shall not apply to such company.

The board of directors has resolved on November 28, 2018 to adopt the relief afforded in the Relief Regulations. To enable the Company to avail of such relief, the Company proposes to amend its articles of association (the “Articles”) and to add the following underlined language to Article 93 of the Articles (it is noted that the formal Articles are in the Hebrew language and the following proposed amendment is an unofficial translation of the Hebrew language):

“At least two external directors shall serve in the Company when at least one is a director with accounting and financial proficiency and the other shall have professional competence within its meaning in Section 240 of the Companies Law and the provisions set forth in the Companies Law regarding this matter shall apply to their term in office, including in respect of the payments the said directors are entitled to receive.

Notwithstanding the aforementioned and any other place in these articles of association, subject to and in accordance with the provisions of any law, the Company is entitled to determine that the provisions relating to external directors (including the obligation to appoint external directors) shall not apply to the Company.”

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the proposed amendment to the Articles, as presented to the shareholders, be and the same hereby is, approved.”

The board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL NO. 2

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES AT A RATIO OF 1-FOR-50 AND AN AMENDMENT TO THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION ACCORDINGLY

The Company’s ADSs are listed for trading on the Nasdaq Capital Market, each ADS currently represents 50 ordinary shares. The Company believes that a 1:1 ratio of ADSs to ordinary shares is preferable among the investors public and may contribute to increased tradability of the Company’s ADSs. The Company, therefore, seeks approval of the shareholders to effect a reverse share split of the Company’s ordinary shares at a ratio of 1-for-50 (the “Reverse Split”), and to amend its memorandum of association (the “Memorandum”) and the Articles accordingly.

The implementation of the Reverse Split will result in the reduction of the number of authorized as well as the issued and outstanding ordinary shares in accordance with the exchange ratio (1:50) and the increase of the par value per ordinary share proportionately. For example, if the Reverse Split is approved, then the 190,735,668 ordinary shares outstanding, will be reduced to 3,814,713 ordinary shares. Since the total issued amount of share capital remains the same after the Reverse Split, the par value per ordinary share would be increased from NIS 0.03 to NIS 1.50 per ordinary share. In addition, the board of directors has determined that upon the implementation of the Reverse Split, each outstanding ADS will be adjusted such that the number of ordinary shares underlying each ADS will be reduced on the same proportionate basis as the reduction in the issued and outstanding ordinary shares such that one ADS will represent one ordinary share.

While we believe that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company does effect a Reverse Split there can be no assurance that (i) our ordinary shares and/or ADSs will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the share split; (ii) the liquidity of our ordinary shares and/or ADSs will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or, (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of less than 100 ordinary shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

The exercise price and the number of ordinary shares issuable pursuant to outstanding options and warrants will be adjusted pursuant to the terms of such instruments in connection with the Reverse Split.

Tax Consequences

The following discussion summarizes certain Israeli and U.S. income tax consequences, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences applicable to them.

Certain U.S. Federal Income Tax Consequences

Generally, a reverse share split should not result in the recognition of gain or loss for U.S. federal income tax purposes. The total adjusted tax basis of the aggregate number of new ordinary shares held by a shareholder after the Reverse Split should be the same as the total adjusted basis of the aggregate number of shares held by a shareholder immediately prior to the Reverse Split and the holding period of the new ordinary shares after the Reverse Split will include the holding period of the shares held by a shareholder immediately prior to the Reverse Split. No gain or loss should be recognized by the Company as a result of the Reverse Split.

Certain Israeli Tax Consequences

Generally, a reverse share split will be viewed for Israeli tax purposes as a sale of the shares held by each shareholder, with the consideration being the new shares received in the Reverse Split. Such sale of shares will generally be viewed as a capital gain tax event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation which exists between the State of Israel and the country of residence of the shareholder.

However, it is possible to approach the Israeli Tax Authority in order to obtain an advanced tax ruling (the “Ruling”), prior to the Reverse Split. If obtained, the Ruling may provide that the Reverse Split will not be considered as a sale of shares for Israeli tax purposes. Such Ruling could also provide that the purchase price (as adjusted for the Reverse Split) and purchase date for tax purposes in future selling of the new ordinary shares will be identical to the purchase price and purchase date of the shares.

It is likely that the Ruling will be conditioned and based on the following facts: the Reverse Split shall apply the same conversion ratio for all of the shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the Reverse Split; the Reverse Split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; the economic value of all of the issued shares shall not be affected by the Reverse Split.

THE US AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

Fractional Shares

No fractional shares will be issued as a result of the Reverse Split. In accordance with the Articles, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

 Implementation of the Reverse Split

Subject to the approval of the shareholders of the Reverse Split, the Company will issue a press release announcing the effective date of the Reverse Split and will amend the Memorandum and Articles accordingly.

Most of the holders of our ordinary shares hold their shares electronically through the Company’s registrar and transfer agent, Computershare Inc. As a result, these shareholders do not hold physical share certificates evidencing their ownership of ordinary shares. After the Reverse Split becomes effective, each holder of ordinary shares will receive notice regarding the implementation of the Reverse Split and the resulting number of ordinary shares owned by such holder as a result of the Reverse Split. It is not anticipated that any action on the part of holders of electronic ordinary shares will be required in order to implement the Reverse Split. Holders of our ordinary shares who hold physical share certificates will be directed to surrender their old certificates to the Company to be replaced by new share certificates reflecting the resulting number of ordinary shares owned by such holder as a result of the Reverse Split.

The holders of the Company’s ADSs will receive an announcement from BNY Mellon prior to the effective date of the Reverse Split which will have no effect on the numbers of ADSs held, but will change the ADS-ordinary share ratio of 1:50 to 1:1, as detailed above.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED that a reverse share split of the Company’s ordinary shares at a ratio of 1-for-50, effective on the date to be announced by the Company, and the amendment of the Memorandum and Articles accordingly, as presented to the shareholders, be, and hereby is, approved.”

The board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL NO. 3

APPROVAL OF A NEW COMPENSATION POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS, IN ACCORDANCE WITH THE REQUIREMENTS OF THE COMPANIES LAW

Following the recommendation and approval by the Company’s compensation committee and the board of directors, it is proposed to approve a new compensation policy, for a period of three years, in the form attached as Annex A to this Proxy Statement (the “New Compensation Policy”).

The considerations which guided the compensation committee and board of directors in approving the New Compensation Policy included: promoting the Company’s interests, its work plan and policy from a long-term perspective considering, inter alia, the Company’s risk management policy, size and nature of its operations and—with regard to terms of office and employment which include variable components—the officer’s contribution to achieving the Company’s objectives and to maximizing its earnings, all from the long-term perspective and in accordance with the officer’s role.

The principles of the New Compensation Policy were established after internal discussions by the compensation committee and by the board of directors, as well as the review of a benchmark study prepared by an external advisor. In designing the principles of the New Compensation Policy, the compensation committee and the board of directors took into consideration, inter alia: (a) the education, qualifications, expertise, professional experience and achievements of each officer; (b) the role of the officer, areas of responsibility and previous compensation agreements entered into with him; (c) the ratio between the terms of compensation of the officers as may be provided under the New Compensation Policy and the terms of compensation of other employees of the Company, considering also the average and median annual cost of the fixed component payable to all Company full time team members; and (d) regarding terms of compensation that include variable components—the possibility of reducing the variable components at the discretion of the board of directors and the possibility of limiting the exercise value of any equity-based variable component.

The New Compensation Policy is required to be reviewed from time to time by the Company’s compensation committee and board of directors in order to ensure its adequacy and appropriateness to the Company’s financial position and results of operation.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the New Compensation Policy for the Company’s directors and officers, in accordance with the requirements of the Companies Law, in the form attached hereto as Annex A, having been recommended and approved by the compensation committee and board of directors, respectively, and as presented to the shareholders, be, and the same hereby is, approved”

The board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL NO. 4

APPROVAL OF THE GRANT OF OPTIONS EXERCISABLE INTO ORDINARY SHARES TO THE MEMBERS OF THE BOARD OF DIRECTORS

Following the approval of the compensation committee and the board of directors, and as an incentive for their activities and efforts, it is proposed to approve the grant of 2,000,000 options exercisable into total of 2,000,000 ordinary shares, NIS 0.03 par value per ordinary share (the “Options”) to members of the board of directors, in the following manner: (i) 250,000 options exercisable into 250,000 ordinary shares, to each of Dr. Abraham Havron, Dr. Gili Hart, Dr. Elan Penn, Scott R. Burell and Adi Goldin; and (ii) 750,000 options exercisable into 750,000 ordinary shares to Dr. Wolfgang Ruttenstorfer. The proposed grant to Dr. Ruttenstorfer is larger than the grant to the other directors as the compensation committee and the board of directors wished to equal Dr. Ruttenstorfer’s equity compensation to that granted to the other directors of the Company.

The Options will be granted under the Company’s Share Ownership and Option Plan (2010) (as amended) (the “Option Plan”), and shall vest over a period of four years from their date of grant, with 25% of the Options vesting on the first anniversary of the date of grant and the remaining Options vesting equally on a quarterly basis during the three years thereafter (i.e., vesting of 6.25% per quarter). The exercise price of every 50 Options is $5.07 per one ADS (or each Option at $0.103 per one ordinary share, par value NIS 0.03), which is equal to the average closing price of the ordinary shares (represented by ADSs) on the Nasdaq in the last 30 trading days prior to January 30, 2019 (the date of the approval of the board of directors of the proposed grant), plus a premium of 10%. The Options will be exercisable for seven years following the date of grant. The grant of the Options and their terms are in accordance with the Company’s current compensation policy and the New Compensation Policy (see Proposal No. 3), and is made as part of a broader grant of options to the Company’s directors, officers and employees. For information regarding the proposed grant of options to the Company’s Chairman, Jonathan Rigby, and the Company’s Chief Executive Officer, Yehiel Tal, see Proposals No. 5 and 7, respectively, of this Proxy Statement. In addition, the grant of options to Dr. Gili Hart and Dr. Elan Penn is subject to the approval of Proposal No. 1 of this Proxy Statement.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the grant of 2,000,000 options exercisable into 2,000,000 ordinary shares of the Company, to the members of the board of directors, having been approved by the compensation committee and the board of directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL NO. 5

APPROVAL OF SERVICES AGREEMENT WITH THE COMPANY’S NEW CHAIRMAN OF THE BOARD OF DIRECTORS, JONATHAN RIGBY

On January 30, 2019, the board of directors appointed Jonathan Rigby as a member of the board of directors and as its new Chairman, effective immediately. Following the approval by the compensation committee and the board of directors, it is proposed to approve the Company’s entering into a services agreement with its new Chairman of board of directors, Mr. Rigby (the “Agreement”), it is proposed to approve the Agreement.

The following is a short summary of the principal terms of the Agreement:

The Services

Mr. Rigby will serve as Chairman of the board of directors of both the Company and its wholly owned subsidiary, CollPlant Ltd. In doing so, Mr. Rigby will perform all duties and responsibilities consistent with such position (the “Services”).

Mr. Rigby may be engaged by or perform other advisory and consultation services for other companies, with the exception of United Therapeutics Corporation or its subsidiaries, provided that such activities, whether or not competitive with the business of the Company, do not reasonably give rise to a conflict of interest with the performance of the Services, or interfere with the Chairman’s ability to perform the Services.

Consideration

In consideration for the Services, the Company will pay Mr. Rigby a gross monthly consulting fee of $5,834 plus applicable VAT (the “Consulting Fee”).

Additionally, the Company shall reimburse Mr. Rigby, against receipts, for out-of-pocket expenses reasonably and necessarily incurred by him in relation to the provision of the Services, provided that the Company’s prior approval for such expense has been obtained. Notwithstanding the above, Mr. Rigby will not require the prior approval of the Company for expenses in the amount of up to $2,500 per month (i.e., this amount is not cumulative).

The Company shall also grant Mr. Rigby indemnification and exemption letters for the Services, in accordance with the Company’s New Compensation Policy, and include him in its insurance policy under which directors and officers are insured.

Participation in the Company’s Share Ownership and Option Plan (2010)

Mr. Rigby will be entitled to receive 12,319,500 options exercisable into 12,319,500 ordinary shares, NIS 0.03 par value, of the Company, under the Option Plan, the terms of which shall be in accordance with the terms set forth under Proposal No. 4 of this Proxy Statement, with the exception that the options shall vest upon the earlier of: (i) an accumulating Fund Raising Transaction (as defined below) in the Company; or, (ii) in accordance with the vesting schedule included in the Option Plan, and as set forth under Proposal No. 4 of this Proxy Statement. “Fund Raising Transaction” shall mean the raise by the Company of at least $10 million by way of public offerings and/or private placements of equity securities by one transaction or more, including the part of funds that will be received against an issuance of equity securities that might take place as part of a commercial transaction.

Preservation of IP Rights; Non-Competition; Confidentiality; Non Solicitation Undertakings

Mr. Rigby agreed to the following undertakings: (i) all work product and intellectual property rights and information related to the Company shall be the sole and exclusive property of the Company; (ii) confidentiality with respect to information related to the Company’s business; (iii) non-competition for a period of six months following the termination of the Agreement; and, (iv) no enticement or solicitation of any person who is a client or employee to engage with him in any business, without the express written permission of the Company.

Term and Termination

Subject to the approval of the compensation terms by the Company’s shareholders, the Agreement will come into effect retroactively as of January 31, 2019, and will end upon the occurrence of the earlier of (i) termination by the Chairman, upon 30 days’ prior written notice to the Company; or (ii) by the Company, upon 30 days’ written notice to the Chairman. The Company may further terminate the Agreement by written notice to the Chairman having immediate effect upon termination for Cause. “Cause” shall mean: (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) embezzlement of funds of the Company or its affiliates; (iii) any breach of the Chairman’s fiduciary duties or material breach of duties of care to the Company; (iv) any conduct (other than conduct in good faith) reasonably determined by the board of directors to be materially detrimental to the Company; or (v) material breach of any provision of the Agreement by the Chairman.

Contractual Relationship

The Services will be provided by Mr. Rigby as an independent contractor (as opposed to an employee). However, in the event that Mr. Rigby or anyone on his behalf shall claim, or a court of competent jurisdiction shall determine the existence of employer-employee relations, Mr. Rigby’s monthly salary for the determined period of employer-employee relations shall be equal to the sum of sixty percent (60%) of the sum of the Consulting Fee and expenses reimbursement, and this payment shall constitute all of the Company’s liabilities and obligations towards Mr. Rigby, of any source of origin, with respect to the employer-employee relationship.

Although the terms of the Agreement are in line with the New Compensation Policy (see Proposal No. 3), they deviate from the Company’s exiting compensation policy. Accordingly, for the avoidance of doubt, the shareholders are asked to approve this Proposal No. 5 by a Special Majority as a transaction that deviates from the Company’s compensation policy. Nevertheless, if the New Compensation Policy is approved, this Proposal No. 5 can be approved by a simple majority only.

The compensation committee and board of directors approved the Company’s entering into the Agreement with Mr. Rigby while taking into account the following: (a) Mr. Rigby’s experience, knowledge and skills; (b) the role Mr. Rigby is expected to perform in the Company and the time estimated for the grant of his services under the Agreement; (c) the equity grant is intended to align the interests of Mr. Rigby’s with those of the Company’s shareholders and create a link between Mr. Rigby’s compensation and the performance of the Company’s ordinary shares, and (d) the compliance of the proposed grant with the New Compensation Policy (see Proposal No. 3 above).

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s entry into a services agreement with its new Chairman, Jonathan Rigby, having been approved by the compensation committee and the board of directors, and as presented to the shareholders, be, and the same hereby is approved.”

The board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL NO. 6

APPROVAL OF AN EXTENSION OF EXERCISE PERIOD OF OPTIONS GRANTED TO THE FORMER CHAIRMAN OF THE BOARD OF DIRECTORS, DAVID TSUR

On January 30, 2019, David Tsur resigned from his position as a director and Chairman of the board of directors. As such, and in accordance with the terms of the Option Plan, Mr. Tsur’s vested options remain exercisable for a period of ninety (90) days from the date of his resignation. Accordingly, 303,813 options to purchase 303,813 ordinary shares granted to Mr. Tsur that vested by his date of resignation (i.e., January 30, 2019) were exercisable until April 1, 2019.

Following the approval by the compensation committee and the board of directors, it is proposed to retroactively approve an extension of the exercise period of the above options by three months until July 31, 2019. The compensation committee and board of directors approved the extension of the exercise period of the vested options to Mr. Tsur in light of their deep appreciation of the hard work and dedication of Mr. Tsur to the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the extension of the exercise period of the vested options held by David Tsur, the Company’s former Chairman of the board of directors, having been approved by the compensation committee and the board of directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL NO. 7

APPROVAL OF REVISIONS TO THE TERMS OF EMPLOYMENT OF YEHIEL TAL, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Following the approval by the compensation committee and board of directors, it is proposed to approve certain amendments to the compensation package of the Company’s Chief Executive Officer, Yehiel Tal, which includes revisions to the terms of employment, grant of bonus and grant of equity awards, as described below.

Below is a short summary of proposed revisions to Mr. Tal’s terms of employment:

Gross Monthly Salary. Mr. Tal’s gross monthly salary shall be increased to NIS 75,000 to be effective as of January 16, 2019, subject to the Company’s raising of funds to allow its continued operation for at least 12-month period, as shall be determined by the board of directors.

Bonus Payments. Mr. Tal shall be entitled to an annual bonus and special bonus as detailed in the New Compensation Policy, attached as Annex A to this Proxy Statement, and to the fullest extent thereof. Below is a short summary of the compensation policy provisions regarding Yehiel Tal’s bonuses:

●	Annual bonus - a maximum of 8 monthly base salaries, while 75% of which will be based on measurable criteria and the remaining 25% will be determined at the discretion of the compensation committee and board of directors.

●	Special bonus - a bonus that is derived from the achievement of certain predetermined milestones (such as commercial transactions and a sale of business activity) whose amount is linked to the relevant milestone.

Furthermore, Mr. Tal shall be entitled to special bonuses, as follows: (i) if the Company engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $50 million (which could be subject to the satisfaction of certain milestones that the board of directors deems to be reasonable at the time of engagement) that includes a down-payment of at least $5 million in cash – Mr. Tal will be entitled to a bonus of up to 10 months of base salary; (ii) if the Company engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $100 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $10 million in cash – Mr. Tal will be entitled to a bonus of up to 3% of such down-payment; and (iii) if the Company engages in a transaction in which it sells one or more of its business activities (such as, medical aesthetics, wound care or orthopedics’ businesses) – Mr. Tal will be entitled to a bonus of up to 1% of the immediate proceeds (by cash, securities or otherwise) from the transaction received on the day of closing.

Special Bonus Grant. The compensation committee and the board of directors approved the grant of 10 monthly salaries to Mr. Tal for his significant contribution to the Company’s engagement with United Therapeutics Corporation in a global licensing and commercialization agreement for 3D bio-printing of solid-organ scaffolds for human transplants (the “United Transaction”), of which four monthly salaries were already paid to Mr. Tal within the framework of Mr. Tal’s existing employment agreement and the Company’s existing compensation policy. The Company’s shareholders are asked to approve the payment of the remaining six monthly salaries while four monthly salaries (out of the six monthly salaries) shall be paid to Mr. Tal only upon the receipt of the first milestone payment (operational, regulatory or developmental milestones) or the exercise of the option, under the Untied Transaction, all regardless of Mr. Tal’s continued employment with the Company.

Option Grant. It is proposed to grant Mr. Tal 2,700,000 options exercisable into 2,700,000 ordinary shares NIS 0.03 par value under the same terms and conditions as the proposed grant of options to the Company’s directors, see Proposal No. 4 above.

For information regarding the existing compensation of the Company’s CEOs, see Item 6.B. of the 2018 Annual Report.

When discussing the proposed revisions to the employment terms of Mr. Tal, the compensation committee and the board of directors took into consideration, among other things: (a) Mr. Tal’s service with the Company as Chief Executive Officer since 2010 and his significant contribution to the Company’s business strategy which materialized, among other, in the United Transaction; (b) the proposed equity grant to Mr. Tal is intended to align the interests of the Chief Executive Officer with those of the Company’s shareholders and create a link between the Chief Executive Officer’s compensation and the performance of the Company’s ordinary shares; and (c) a comparative study of the compensation terms of chief executive officers of companies of a similar size and type as the Company (based on an external analysis conducted by an independent consultant firm).

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the proposed revisions to the employment terms of the Company’s Chief Executive Officer, having been approved by the compensation committee and the board of directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL NO. 8

APPROVAL OF A CHANGE IN THE COMPANY’S NAME TO “COLLPLANT BIOTECHNOLOGIES LTD.” AND TO AMEND THE COMPANY’S MEMORANDUM AND ARTICLES ACCORDINGLY

It is proposed to change the Company’s name to “CollPlant Biotechnologies Ltd.” and to amend the Company’s Memorandum and Articles accordingly in order to better reflect the Company’s operations.

The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies and receipt of a Name Change Certificate.

The tickers of the Company’s listed securities traded on Nasdaq, will not be changed as a result of this name change, and the Company’s securities will continue to trade on Nasdaq under the present tickers.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the proposed change in the Company’s name to “CollPlant Biotechnologies Ltd.” and the amendment of the Company’s Memorandum and Articles accordingly, as presented to the shareholders, be and the same hereby is, approved.”

The board of directors recommends a vote “FOR” approval of the proposed resolution

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS AND ADS HOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 1, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 1, 2019, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

Jonathan Rigby
Chairman of the Board of Directors

Annex A

COMPENSATION POLICY

COLLPLANT HOLDINGS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on ____________, 2019)

A.	Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of CollPlant Holdings Ltd. (“CollPlant” or the “Company”), in accordance with the requirements of the Companies Law of 1999 (the “Companies Law”).

Compensation is a key component of CollPlant’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance CollPlant’s value and otherwise assist CollPlant to reach its business and financial long-term goals. Accordingly, the structure of this Policy was established to tie the compensation of each officer to CollPlant’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, CollPlant’s directors; and “Directors” shall mean the CollPlant’s directors, as shall be from time to time, including the Chairperson of the Board (the “Chairperson”), unless otherwise expressly indicated herein.

This Compensation Policy shall serve as CollPlant’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of CollPlant (the “Compensation Committee” and “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

CollPlant’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for CollPlant’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and rewards excellent performance in the long term, while recognizing CollPlant’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of its Directors and Executive Officers with those of CollPlant’s shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers with a structured compensation package, putting the emphasis on a proper balance between the fixed components, i.e., the base salaries and benefits, and the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of CollPlant’s shareholders;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

●	Base salary;

●	Benefits;

●	Cash bonuses;

●	Equity based compensation; and

●	Retirement and termination of service arrangements.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet CollPlant’s short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer (as well as the Chairperson) shall not exceed 75% of the total compensation package of such Executive Officer on an annual basis. The Compensation Committee and Board believe that such rate expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, CollPlant’s Board and Compensation Committee have examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers and the average and median employer cost associated with the engagement of the other employees of CollPlant (the “Ratio”). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in CollPlant.

B.	Base Salary and Benefits

6.	Base Salary

6.1.	The base salary varies between Executive Officers (among themselves) and is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Executive Officer.

6.2.	The maximum monthly base salary for each of the following roles shall be as follows:

●	Chairperson – up to $6,000 for a 20% position.

●	Chief Executive Officer (“CEO”) – up to ILS 80,000 for a full time position.

●	Deputy CEO - up to ILS 65,000 for a full time position.

●	Executive Officer who is not a Director, a CEO or a Deputy CEO – up to ILS 60,000 for a full time position.

Such amounts may be linked to increases in the Israeli Consumer Price Index or to increases in the representative rate of exchange of the US dollar, as the case may be.

7.	Benefits

7.1.	In addition to the base salary, the following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

●	Vacation days in accordance with market practice and applicable law, including redemption thereof;

●	Sick days in accordance with market practice and applicable law;

●	Convalescence pay according to applicable law;

●	Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to CollPlant’s practice and common market practice;

●	Contribution by CollPlant on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to CollPlant’s policies and procedures and common market practice; and

●	Contribution by CollPlant on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to CollPlant’s policies and procedures and common market practice.

7.2.	CollPlant may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.	CollPlant may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitation, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. CollPlant may provide advance payments to its Executive Officers in connection with work-related expenses.

7.4.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

8.	Signing Bonus

At the Compensation Committee’s and Board’s discretion, CollPlant may grant to a newly recruited Executive Officer a signing bonus. The signing bonus shall not exceed two (2) months of the base salary of such Executive Officer.

C.	Cash Bonuses

9.	Annual Bonuses

9.1.	The Compensation Committee and Board may decide to grant annual bonuses to the Executive Officers.

9.2.	The annual bonus to the CEO will be based mainly (at least 75%) on measurable criteria, as detailed below, and, with respect to its less significant part (up to 25%) shall be determined at the Compensation Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law and provided that the annual bonus does not exceed the ceiling specified in section 9.4 below. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria will include, inter alia, objectives relating to compliance with the Company’s work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Company’s EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising funds, debt, etc., objectives relating to the Company’s business operations and the Company’s operations as a company traded on Nasdaq, and objectives relating to the realization of the Company’s assets.

9.3.	The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Executive Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion, provided that they do not exceed the ceiling specified in section 9.4 below.

9.4.	The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed eight (8) months of base salary to the CEO, six (6) months of base salary to the Deputy CEO and four (4) months of base salary to any other Executive Officer (excluding the CEO and the Deputy CEO).

9.5.	The Board, following the recommendation of the Compensation Committee, shall be entitled to decrease the annual bonus to be paid to the Executive Officers based on measurable criteria (if such criteria were determined) by 20% taking into account the Company’s liquidity and overall financial condition.

10.	Special Bonuses

10.1.	In addition to the annual bonus, the CEO will be entitled to a special bonus, as follows:

10.1.1.	If CollPlant engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $50 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $5 million in cash - the CEO will be entitled to a bonus of up to ten (10) months of base salary;

10.1.2.	If CollPlant engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $100 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $10 million in cash, the CEO will be entitled to a bonus of up to 3% of such down-payment.

10.1.3.	If CollPlant engages in a transaction in which it sells one or more of its business activities (such as, medical aesthetics, wound care or orthopedics’ businesses), the CEO will be entitled to a bonus of up to 1% of the immediate proceeds (by cash, securities or otherwise) from the transaction received on the day of closing.

10.2.	CollPlant may also grant its Executive Officers (other than the CEO) a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or, regarding the Executive Officers, special recognition in case of retirement) at the discretion of the Compensation Committee and Board which shall not exceed eight (8) months of base salary for any fiscal year for the Deputy CEO and three (3) months of base salary for other Executive Officers (excluding the CEO and Deputy CEO).

11.	Payment Provisions

11.1.	Should the employment or service of any Executive Officer terminate by the Company prior to the end of a fiscal year, CollPlant may pay the Executive Officer his or her pro rata share of that fiscal year’s bonus, based on the period such Executive Officer was employed by the Company;

11.2.	The actual payment of bonuses to any Executive Officer shall be subject to CollPlant having sufficient cash to maintain its business for at least 6 months from the date of such actual payment. If there is no sufficient cash at the date of the actual payment, then the actual payment will be deferred until such time as when the cash will be sufficient.

12.	Compensation Recovery (“Clawback”)

12.1.	In the event of an accounting restatement, CollPlant shall be entitled to recover from its Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by CollPlant prior to the third anniversary of fiscal year end of the restated financial statements.

12.2.	Notwithstanding the aforesaid, subject to compliance with applicable law, the compensation recovery will not be triggered in the following events:

●	The financial restatement is required due to changes in the applicable financial reporting standards; or

●	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

●	The amount to be paid under the Clawback proceedings is less than 10% of the relevant bonus received by the Executive Officer.

12.3.	Nothing in this Section 12 limits CollPlant’s obligation to comply with any “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.	Equity-Based Compensation

13.	General and Objectives

13.1.	The Compensation Committee and Board may grant from time to time equity-based compensation which will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Directors, subject to the provisions of the Companies Law and the regulations thereunder and the receipt of all additional approvals that may be required under the Companies Law.

13.2.	The main objectives of the equity-based compensation is to enhance the alignment between the Executive Officers’ and Directors’ interests with the long term interests of CollPlant and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.3.	The equity based compensation offered by CollPlant is intended to be in a form of share options, restricted shares and/or other equity based awards, such as RSUs, in accordance with the Company’s incentive plan in place as may be updated from time to time.

14.	Fair Market Value

The annual fair market value of the equity-based compensation for each Executive Officer shall not exceed the annual gross base salary of such Executive Officer and for each Director shall not exceed USD $25,000, and for the Chairperson shall not exceed USD $300,000. For that purpose, the annual fair market value shall be determined according to acceptable valuation practices at the time of grant divided equally among the number of vesting years.

15.	Additional Terms

15.1.	Subject to any applicable law, CollPlant may determine, at the Compensation Committee’s and the Board’s discretion, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and Directors.

15.2.	All equity-based incentives granted to Executive Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Unless otherwise determined in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of at least four years.

15.3.	The vesting of Options may be accelerated upon change of control or creation of control (see also section 21 below), upon an M&A transaction and in addition, for the Chairperson only, also upon the raise by the Company of at least $10 million by way of public offerings and/or private placements of equity securities by one transaction or more, including the part of funds that will be received against an issuance of equity securities that might take place as part of a commercial transaction.

15.4.	All other terms of the equity awards shall be in accordance with CollPlant’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s or Director’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

15.5.	The Compensation Committee and Board may change, at its discretion, any term of awards already granted should such awards be “out of the money” (“repricing”), subject to any additional approval as may required by the Companies Law and applicable securities laws, provided that the new exercise price shall be determined based on the average of the closing price of the Company’s shares during 30-day preceding the Board’s decision on the repricing.

E.	Retirement and Termination of Service Arrangements

16.	Advanced Notice Period

16.1.	CollPlant may provide each Executive Officer, according to his or her seniority in the Company, his or her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of up to three (3) months, except for the CEO whose prior notice may be of up to six (6) months. During such advance notice period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his or her options, restricted shares or RSUs.

16.2.	CollPlant may waive the Executive Officer’s services to the Company during the advance notice period and pay the amount payable in lieu of notice, plus the value of benefits.

17.	Additional Retirement and Termination Benefits

CollPlant may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F.	Exemption, Indemnification and Insurance

18.	Exemption

CollPlant may exempt in advance and retroactively its Directors and Executive Officers from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by applicable law and subject to the provisions of the Company’s articles of association.

19.	Indemnification

CollPlant may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and CollPlant, all subject to applicable law and the Company’s articles of association.

20.	Insurance

20.1.	CollPlant will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its Directors and Executive Officers as follows:

●	The limit of liability of the insurer shall not exceed the greater of $25 million per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

●	The annual premium to be paid by the CollPlant shall not exceed $250,000;

●	The participation fee for any Director or Executive Officer shall not exceed $50,000 and for the Company shall not exceed $250,000.

●	The purchase of each Insurance Policy shall be approved by the Compensation Committee (and, if required by law applicable, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.2.	Upon circumstances to be approved by the Compensation Committee (and, if required by applicable law, by the Board), CollPlant shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurer, as follows:

●	The limit of liability of the insurer shall not exceed the greater of $25 million per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

●	The annual premium shall not exceed $250,000;

●	The participation fee for any Director or Executive Officer shall not exceed $50,000 and for the Company shall not exceed $250,000; and

●	The purchase of such Insurance Policy shall be approved by the Compensation Committee (and, if required by applicable law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	CollPlant may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

●	The additional premium for such extension of liability coverage shall not exceed $100,000; and

●	The purchase of such Insurance Policy shall be approved by the Compensation Committee (and if required by applicable law, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G.	Arrangements upon Change/Creation of Control

21.	The following benefits may be granted to the Directors and/or Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control” or creation of control following which the employment or service of the Executive Officer or the Director is terminated or adversely adjusted in a material way:

21.1.	Vesting acceleration of outstanding equity based compensation.

21.2.	Extension of the exercise period of equity based compensation for a period of up to 2 years following the date of termination of employment or service.

21.3.	For Executive Officers only - a cash bonus not to exceed, together with the annual cash bonus, up to eighteen (18) monthly base salaries, in the case of the CEO, and twelve (12) monthly base salaries, in the case of other Executive Officers (excluding the CEO).

H.	Board of Directors Compensation

22.	All the Directors, excluding the Chairperson, shall be entitled to equal annual and per-meeting compensation.

23.	The compensation of the Directors (including external Directors, to the extent applicable, and independent Directors, but excluding the Chairperson) shall not exceed the maximum amounts, in accordance with the Company’s equity level, provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

24.	Directors may be granted equity-based compensation in accordance with the principles detailed in this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.

25.	CollPlant’s external Directors, to the extent applicable, and independent Directors may be entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations. CollPlant’s Directors, excluding external Directors, to the extent applicable, and independent Directors, may be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. CollPlant may provide advance payments to its Directors in connection with work-related expenses.

26.	The Company is allowed to retain the professional services of any Director, subject to any approval that may be required by the Companies Law.

I.	Miscellaneous

27.	This Policy is designed solely for the benefit of CollPlant. Nothing in this Compensation Policy shall be deemed to grant any of CollPlant’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment or service by the Company. Such rights and privileges shall be governed by the respective personal employment agreements or service agreements.

28.	This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.

29.	This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.

30.	In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with CollPlant’s compensation to its Executive Officers and Directors, CollPlant may elect to act pursuant to such relief without regard to any contradiction with this Policy.

31.	The Compensation Committee and Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

32.	The Compensation Policy shall apply to special bonuses approved to any Executive Officers for special efforts made during 2018.

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